UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549



                           SCHEDULE 13G

            Under the Securities Exchange Act of 1934

                       (Amendment No.    )*



                      Pride Companies, L.P.
                         (Name of Issuer)


                 Common Limited Partnership Units
                  (Title of Class of Securities)


                            741537302
                          (CUSIP Number)



                          July 25, 2000
     (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]  Rule 13d-1(b)

[x]  Rule 13d-1(c)

     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                           SCHEDULE 13G



CUSIP No.   741537302


1.   NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

     Pride Refining, Inc.
     Tax Identification No. 75-2315860

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (See Instructions):

     (a)

     (b)


3.   SEC USE ONLY


4.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Texas


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING
PERSON WITH:

     5.   SOLE VOTING POWER:     -0-

     6.   SHARED VOTING POWER:     -0-

     7.   SOLE DISPOSITIVE POWER:   930,000

     8.   SHARED DISPOSITIVE POWER:  -0-

     9.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                    PERSON:   930,000

     10.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                    CERTAIN SHARES*:  Not applicable

     11.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 18.8%

     12.  TYPE OF REPORTING PERSON (See Instructions):  CO





Item 1.

     (a)  Name of Issuer:

          Pride Companies, L.P.

     (b)  Address of Issuer's Principal Executive Offices:

          1209 North Fourth Street
          Abilene, Texas  79601

Item 2.   (a) and (b) Name of Person Filing; Address of
          Principal Business Office

          Pride Refining, Inc.
          1209 North Fourth Street
          Abilene, Texas  79601

          Item 2.   (c)  Citizenship

          Texas

Item 2.   (d)  Title of Class of Securities:

          Common Limited Partnership Units

Item 2.   (e)  CUSIP Number:

          741537302

Item 3.

          Not Applicable.

Item 4.   Ownership

          (a)  Amount Beneficially Owned:  930,000

          (b)  Percent of Class:  18.8

          (c) Number of shares as to which each of the Reporting Persons is deemed to have:

               (i)  Sole power to vote or to direct
                    the vote:  -0-

              (ii)  Shared power to vote or to direct
                    the vote:  -0-

             (iii)  Sole power to dispose or to direct
                    the disposition of:  930,000

              (iv)  Shared power to dispose or to direct
                    the disposition of:  -0-

Item 5.   Ownership of Five Percent or Less of a Class:

          Not Applicable

Item 6.   Ownership of More than Five Percent on Behalf of
          Another Person:

          Not Applicable

Item 7.   Identification and Classification of the Subsidiary
          Which Acquired the Security Being Reported on
          By the Parent Holding Company.

          Not Applicable

Item 8.   Identification and Classification of Members of the
          Group:

          Not Applicable

Item 9.   Notice of Dissolution of Group:

          Not Applicable

Item 10.  Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
























                            SIGNATURE


          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 4, 2000

                                   Pride Refining, Inc.

                                   By: /s/ Brad Stephens
                                   Brad Stephens
                                   Chief Executive Officer